HOOPER HOLMES INC.
560 N. ROGERS ROAD
OLATHE, KS 66062
January 8, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. Ruairi J. Regan
Re:    Hooper Holmes Inc.
Registration Statement on Form S-1
File No. 333-222205
Mr. Regan:
Pursuant to Rule 461 of the Securities Act of 1933, the undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to January 10, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Peter Mirakian III, Esq., of the law firm of Spencer Fane LLP.
The Registrant hereby acknowledges that, should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Hooper Holmes Inc.
By: /s/ Kevin Johnson
Name:    Kevin Johnson
Title:    Chief Financial Officer

WA 10602206.1